Exhibit 99.2

GasLog Partners LP Announces Filing of Registration Statement for Public Offering of Common Units

Monaco – August 14, 2014 – GasLog Partners LP (NYSE: GLOP) (“GasLog Partners” or the “Partnership”) announced today that it has filed a registration statement with the Securities and Exchange Commission related to the sale of common units representing limited partner interests in a public offering.

The Partnership plans to use the net proceeds from the public offering to fund a portion of the purchase price of the shares in the entities that own the liquified natural gas (“LNG”) carriers the Methane Rita Andrea and the Methane Jane Elizabeth from GasLog Ltd., the sole member of the Partnership’s general partner and the Partnership’s majority unitholder (the “Acquisition”). The Acquisition was announced today in a separate press release.

The offering is being made only by means of a prospectus. A preliminary prospectus relating to the offering may be obtained, when available, from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy the securities be accepted prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership formed by GasLog Ltd. to own, operate and acquire liquefied natural gas (“LNG”) carriers with multi-year charters. The initial fleet of GasLog Partners LP consists of three LNG carriers, before giving effect to the proposed Acquisition, each of which has a carrying capacity of 155,000 cbm and a multi-year charter.

Forward-Looking Statement

This press release contains “forward-looking statements.” The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog Partners expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, cash available for distribution, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

For a discussion of some of the risks and important factors that could affect future results, see the discussion in the GasLog Partners’ registration statement on Form F-1 (File No. 333-195109) under the caption “Risk Factors.” We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog Partners LP
GasLog, Monaco
Simon Crowe, +377-9797-5115
CFO

or

Jamie Buckland, +377-9797-5118
Head of Investor Relations